SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission File No. 1-8116

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wendy's International, Inc. Profit Sharing and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wendy's International, Inc.
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio 43017

Exhibit Index on Page 14

REQUIRED INFORMATION

The following financial statements and schedules for the Wendy's International, Inc. Profit Sharing and Savings Plan are being filed herewith:

The following exhibit is being filed herewith:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons administering the Plan have duly caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Dublin, State of Ohio, on the 28th day of June, 2005.

WENDY'S INTERNATIONAL, INC.
PROFIT SHARING AND SAVINGS PLAN

By: ______________________________

Kerrii B. Anderson
Executive Vice President and
Chief Financial Officer
Wendy's International, Inc.

Wendy's International, Inc.
Profit Sharing and Savings Plan

Table of Contents

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Wendy's International, Inc. Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Wendy's International, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Wendy's International Inc. Profit Sharing and Savings Plan at December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

June 14, 2005
Columbus, OH

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Wendy's International, Inc. Profit Sharing and Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Wendy's International Inc. Profit Sharing and Savings Plan (the "Plan") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 11, 2004
Columbus, OH

Wendy's International, Inc. Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets		
Cash and cash equivalents		
Cash	$ -	$ 25,207
Money market funds	20,443,670	20,070,852
Investments		
Investments, at fair value		
Mutual funds	113,219,218	88,446,314
Investment in sponsor company common stock	6,426,385	5,749,052
Participant loans	7,885,976	5,993,688
Total investments	147,975,249	120,285,113
Receivables		
Participant contributions	178,421	157,413
Employer contributions	100,888	84,133
Participant loan payments receivable	45,040	-
Interest and dividends receivable	5,063	66
Total receivables	329,412	241,612
Total assets	148,304,661	120,526,725
Liabilities		
Accrued expenses	31,729	71,165
Total liabilities	31,729	71,165
Net assets available for benefits	$ 148,272,932	$ 120,455,560

The accompanying notes are an integral part of these financial statements.

Wendy's International, Inc. Profit Sharing and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

		2004
Additions to net assets		
Investment income		
Interest and dividends	$	3,636,596
Contributions		
Participant		17,972,148
Employer		9,641,931
Rollovers		1,508,905
		29,122,984
Net increase in fair value of investments		6,282,024
Total additions		39,041,604
Deductions from net assets		
Benefits paid to participants		10,925,268
Administrative expenses		298,964
Total deductions		11,224,232
Net additions		27,817,372
Net assets available for benefits, beginning of year		120,455,560
Net assets available for benefits, end of year	$	148,272,932

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to accounting principles generally accepted in the United States of America and have been consistently applied.

Contributions to the Plan

Contributions from participants and company matching contributions are recorded on a weekly basis as the employer makes authorized payroll deductions from the Wendy's International, Inc. Profit Sharing and Savings Plan (the "Plan") participants' pay.

Payments of Benefits

Benefits are recorded when paid.

Allocation Provisions

Upon enrollment in the Plan, participants may direct the investment of their accounts in any one or more specified investments. These investment options include the following:

Wendy's International, Inc. common stock

Managed Income Portfolio: The fund invests in the Managed Income Portfolio, a stable value fund managed by the Fidelity Management Trust Company. The Managed Income Portfolio invests in guaranteed investment contracts offered by insurance companies and other approved financial institutions. Prior to May 31, 2003, the fund also included a MetLife Guaranteed Investment Contract from the Stable Value Fixed Income Fund. See Note 4 for further discussion.

Mutual Funds: As of December 31, 2004 participants have 14 different mutual funds to select from with varying degrees of investment risk.

Effective January 1, 2004, one new mutual fund option was added and, effective July 30, 2004, one current mutual fund was closed to new investors and will be replaced with another mutual fund option in 2005.

Effective April 1, 2003, two new mutual fund options were added, and effective July 1, 2003, three prior mutual fund options were removed, and all investments in such funds were transferred into other available mutual fund options as communicated to participants.

Participants are given the opportunity to change both the allocation percentages of future contributions within the investment funds and the allocation of existing balances.

On a daily basis, a participant's account is allocated a portion of earnings and appreciation (depreciation) in the fair value of investments of the fund or funds in which the participant's account is invested. The allocation is based on the number of units assigned to each participant. New units are assigned to participants based on the dollar amount of their addition to the fund in relation to the unit value on that day.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates affect the net assets available for benefits and disclosure of contingent items affecting the net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods. While management applies its judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions.

Basis of Accounting

The financial statements have been prepared under the accrual method of accounting.

Reclassifications

Certain reclassifications have been made for the prior year to conform with 2004 presentation. These reclassifications did not have any impact on net assets or change in net assets.

2. Description of Plan

The Plan is a contributory defined contribution plan that covers all eligible management and administrative employees of Wendy's International, Inc. (the "Company") and certain subsidiaries that have adopted the Plan. Each participant if fully vested in his or her contributions (and related account balances) to the Plan. The 401(k) feature of the Plan allows eligible participants to contribute from 1% to 25% of their pretax compensation (as restricted by applicable Internal Revenue Services ("IRS") limitations). The Plan permits loans to participants subject to IRS limitations, withdrawals at age 59 ½ and older, and rollovers from other qualified plans.

The Plan was amended effective January 1, 2001, to permit participants to contribute to the Plan without requiring contributions to first be made to the Wendy's International, Inc. Pension Plan. In addition, the Company began to match 100% of a participant's contribution up to 3% of the participant's salary and 50% of a participant's contribution between 3% and 5% of the participant's salary. Participants are eligible to contribute to the Plan beginning on their date of hire, regardless of age or service, and will be eligible to receive matching contributions from the Company after the quarterly entry date upon attaining one year of service and 21 years of age. Under the amended Plan, participants will always be 100% vested in their contributions and the company match, as well as any earnings.

The Company amended the Plan, effective May 4, 2001, which allowed forfeitures to be used to pay plan expenses and to create a reasonable reserve for future expected forfeiture restorations. This was in addition to the previously approved use of forfeitures, which included restoration of prior forfeitures and adjusting participants' accounts. Any excess forfeiture will be allocated to match eligible participants with 1,000 or more hours of service in the plan year and who are employed on the last day of such plan year. As of December 31, 2004, forfeited, non-vested accounts totaled $24,604. Also, during 2004 non-vested forfeitures were $226. In 2004 there were no forfeitures in excess of plan expenses to reallocate.

The Company amended the Plan effective January 1, 2002, to amend the definition of eligible compensation to reflect the revised names of various bonus programs and to allow the Plan to charge participant accounts for a portion of the Plan's administrative expenses on a pro rata basis, as communicated in advance to participants. Effective March 31, 2003, 0.0625% of a participant's account was deducted on a quarterly basis to pay administrative expenses. Effective September 30, 2004 this percentage decreased to 0.005%.

Active participants may borrow up to 50% of their vested account balance from their fund accounts with a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance over the last 12 months. Subject to these limitations, participants may have two loans outstanding at one time. Loan transactions are treated as a transfer from the investment funds in which the participant's Plan account are invested at the time of the loan to the participant loan account. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus 1%. The rate is changed quarterly and the prime rate used for a quarter is the prime rate on the last business day of the previous quarter. Principal and interest are paid through weekly or bi-weekly payroll deductions.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of a termination of the Plan, participants will become fully vested in their accounts. The net assets of the Plan as of the date of the termination would be distributed to the participants based on their adjusted balances as of that date. The Company also has the right under the Plan to discontinue its contributions at any time.

Information regarding the eligibility, vesting, benefits and allocation provisions of the Plan is available in the Summary Plan Description of the Wendy's International, Inc. Profit Sharing and Savings Plan.

3. Investments

The following investments represent 5% or more of the Plan's net assets at December 31:

	2004	2003
Fidelity Freedom Income Fund	$ 42,148,942	$ 34,148,514
Spartan U.S. Equity Index Fund	34,508,088	30,502,809
Fidelity Managed Income Portfolio	19,796,848	19,991,989
Participant Loans	7,885,976	5,993,688

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value as follows for the year ended December 31:

	2004
Mutual Funds	$ 6,114,542
Common Stock	167,482
Total net appreciation	$ 6,282,024

Quoted market prices are used to value investments except for the Plan's guaranteed investment contract and participant loans. Loans to participants are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis, with realized gains (losses) on the sale of investments based on the average cost method. Income is recorded on the accrual basis.

4. Guaranteed Investment Contracts

The Guaranteed Investment Contract Alternative with MetLife was fully benefit responsive and was valued at the contract value. Contract value represented contributions made under the contract, plus earnings, less withdrawals and administrative expenses. The contract provided for a guaranteed rate of return on principal at a fixed annual rate of 5.68%. The contract expired in May 2003, at which time the balance was transferred to the Fidelity Managed Income Portfolio. No new contributions will be made to the contract.

5. Transactions with Parties-in-Interest

The expenses of the Plan's trustee, investment managers and any expenses incurred with regard to the purchase or sale of securities are borne by the Plan (and Plan participants, as specified in Note 2). During 2004 a portion of these expenses was paid by the Company. Other accounting, legal and administrative services are not reflected in the financial statements. These services are provided by the Company without charge to the Plan. However, in certain circumstances, funds related to lost participants and forfeitures may be used to pay these Plan expenses.

Certain Plan investments are shares of mutual funds managed by the trustee and investment manager and therefore qualify as party-in-interest transactions. Participants may select employer stock as an investment option. The amounts held in employer stock at December 31, 2004 and 2003 were $6,426,385 and $5,749,052, respectively.

6. Income Tax Status

The IRS has determined and informed the Company, by a letter dated February 12, 2004, that the Plan constitutes a "qualified" plan under section 401(a) of the Internal Revenue Code ("IRC") and that the Plan's trust is therefore exempt from federal income tax under section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Wendy's International, Inc. Profit Sharing and Savings Plan

EIN: 31-0785108; PIN: 001
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Fidelity	Freedom Income Fund	**	$ 42,148,942
*	Fidelity	Spartan U.S. Equity Index Fund	**	34,508,088
*	Fidelity	Equity-Income Fund	**	3,782,721
*	Fidelity	Blue Chip Growth Fund	**	4,835,154
*	Fidelity	Diversified International Fund	**	4,717,400
*	Fidelity	Freedom 2000 Fund	**	325,499
*	Fidelity	Freedom 2010 Fund	**	1,708,522
*	Fidelity	Freedom 2020 Fund	**	3,909,498
*	Fidelity	Freedom 2030 Fund	**	2,282,736
*	Fidelity	Freedom 2040 Fund	**	1,106,121
	PIMCO	Total Return Fund	**	4,337,273
*	Fidelity	Managed Income Portfolio	**	19,796,848
	Morgan Stanley	Small Company Growth Portfolio	**	2,905,027
*	Fidelity	Low-Priced-Stock Fund	**	6,652,237
*	Fidelity	Retirement Money Market Fund	**	646,822
*	Wendy's International, Inc.	163,688 Common Shares	**	6,426,385
	Participant Loans	Various; interest rates ranging from 5.00% to 10.50%	7,885,976	7,885,976

* Identifies a party-in-interest to the Plan
** Cost omitted for participant directed investments

INDEX TO EXHIBITS

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Wendy's International, Inc., of our report dated June 14, 2005 with respect to the statements of net assets available for benefits of Wendy's International, Inc. Profit Sharings and Savings Plan as of December 31, 2004, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of Schedule H, Line 4i – schedule of assets (held at year end) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of Wendy's International, Inc. Profit Sharing and Savings Plan.

Clark, Schaefer, Hackett & Co.

Columbus, Ohio
June 14, 2005

PRICEWATERHOUSECOOPERS

Exhibit 2

PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-57913) of Wendy's International, Inc., of our report dated June 11, 2004 relating to the financial statements of Wendy's International, Inc. Profit Sharing and Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Columbus, Ohio
June 24, 2005